================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 1997

                            ------------------------

                             INTRAWEST CORPORATION
                              (REGISTRANT'S NAME)

          200 BURRARD STREET, SUITE 800, VANCOUVER, BC V6C 3L6 CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [ ]     Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .

================================================================================

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or any similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States or to U.S. persons. See "Plan of Distribution".


Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Ross J. Meacher, Corporate Secretary, Intrawest Corporation, Suite 800, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 (telephone number: (604) 669-9777). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Intrawest Corporation at the above-mentioned address and telephone number.

This short form prospectus has been filed under procedures in each of the provinces of Canada which permit certain information with respect to these securities to be determined after the prospectus has become final and permit the omission from this prospectus of such information. Such procedures require the delivery to purchasers of a prospectus or a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.


New Issue                                                       November 7, 1997

[INTRAWEST LOGO]              INTRAWEST CORPORATION

                                   $125,000,000

                             --  % DEBENTURES DUE 2002
                                (SENIOR UNSECURED)

LOGO
To be dated    --   , 1997                              To mature    --   , 2002

The  -- % Debentures (the "Debentures") will mature on    --   , 2002. Interest
on the Debentures will be payable semi-annually in arrears on    --   and
   --   of each year, commencing on    --   , 1998.

The Debentures will be redeemable, at the option of Intrawest Corporation (the "Company"), in whole at any time or in part from time to time, at a price equal to the greater of the Canada Yield Price (as defined) and par, together with accrued and unpaid interest to the date fixed for redemption. See "Details of the Offering -- Redemption".

In the opinion of counsel, the Debentures will not be precluded as investments under certain statutes as set out under "Eligibility for Investment".

                                                                       PRICE TO       UNDERWRITERS' FEE   NET PROCEEDS TO
                                                                      THE PUBLIC        AND DISCOUNT     THE COMPANY(1)(2)
                                                                  ---------------------------------------------------------
Per Debenture(3)..................................................      Non-fixed       $   --   (4)          $   --
Total.............................................................      Non-fixed       $   --                $   --

---------------

(1) Before deducting estimated expenses of this offering of $200,000 which, together with the Underwriters' fee, will be paid from the general funds of the Company.

(2) Plus accrued interest, if any, from    --   , 1997 to the date of delivery.

(3) Per $1,000 principal amount of Debentures.

(4) Consists of the Underwriters' fee of $   --   per $1,000 principal amount of
    Debentures and a discount of $   --   per $1,000 principal amount of
    Debentures.

The Underwriters have agreed to purchase the Debentures from the Company at
 -- % of their principal amount, plus accrued interest, if any, from    --   ,
1997 to the date of delivery, subject to the terms and conditions set forth in the Underwriting Agreement referred to under "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by purchasers exceeds, or is less than, the aggregate price paid by the Underwriters to the Company for the Debentures.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Company and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by McCarthy Tetrault on behalf of the Company and by Stikeman, Elliott on behalf of the Underwriters.

ONE OF THE UNDERWRITERS IS A SUBSIDIARY OF A CANADIAN CHARTERED BANK WHICH IS A LENDER OF DEBT TO THE COMPANY, A PORTION OF WHICH DEBT IS TO BE REDUCED ON AN INTERIM BASIS THROUGH THE INITIAL APPLICATION OF A PORTION OF THE NET PROCEEDS OF THIS OFFERING. CONSEQUENTLY, THE COMPANY MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF SUCH UNDERWRITER. SEE "USE OF PROCEEDS" AND "PLAN OF DISTRIBUTION".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place
on    --   , 1997, or such other date as may be agreed upon by the Company and
the Underwriters, but, in any event, not later than    --   , 1997, and that
Debentures in definitive form will be available for delivery on closing.

                               TABLE OF CONTENTS

                                           PAGE
                                         ------
Documents Incorporated by Reference......      2
Eligibility for Investment...............      3
Summary of the Offering..................      4
The Company..............................      6
Use of Proceeds..........................     12
Consolidated Capitalization..............     12
Interest and Asset Coverages.............     13
Details of the Offering..................     14

                                           PAGE
                                         ------
Credit Ratings...........................     21
Plan of Distribution.....................     21
Risk Factors.............................     22
Canadian Federal Income Tax
  Considerations.........................     22
Legal Matters............................     24
Purchasers' Statutory Rights.............     24
Certificate of the Company...............     25
Certificate of the Underwriters..........     26

                            ------------------------

     In this Prospectus, unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest
Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. Unless otherwise specified, "fiscal" in connection with a year means, with respect to the Company, in the case of any year prior to 1995, the 12 months ended September 30, in the case of 1995, the nine months ended June 30 and, in the case of any year after 1995, the 12 months ended June 30.

     As used in this Prospectus, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     All dollar amounts set forth in this Prospectus are expressed in Canadian dollars, except where indicated otherwise.
                            ------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Company which have been filed with securities commissions or similar regulatory authorities in each of the provinces of Canada are incorporated by reference into and form an integral part of this Prospectus:

     (a) the Annual Information Form (the "Annual Information Form") dated September 19, 1997 for the fiscal year ended June 30, 1997, including Management's Discussion and Analysis ("Management's Discussion and Analysis") and the audited consolidated financial statements including the notes thereto (the "Consolidated Financial Statements") for the fiscal years ended June 30, 1997 and 1996 together with the auditors' report thereon dated September 5, 1997 contained in the Annual Information Form; and

     (b) the Information Circular dated October 7, 1997 relating to the Annual General Meeting of shareholders of the Company to be held on November 17, 1997, excluding the sections entitled "Report on Executive Compensation" and "Performance Graph" contained therein.

     Any annual information form, material change report (other than confidential reports), comparative interim financial statements or management proxy circular filed by the Company with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Prospectus and prior to termination of this offering shall be deemed to be incorporated by reference into this Prospectus.

     The information permitted to be omitted from this Prospectus will be contained in a supplemental prospectus and will be incorporated by reference herein as of the date of such supplemental prospectus.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

                           ELIGIBILITY FOR INVESTMENT

     In the opinion of McCarthy Tetrault, counsel to the Company, and Stikeman, Elliott, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of the requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, the Debentures offered hereunder will not, on the date of issue, be precluded as investments by or under the following statutes:

    Insurance Companies Act (Canada)                 Supplemental Pension Plans Act (Quebec)
    Trust and Loan Companies Act (Canada)            Financial Institutions Act (British Columbia)
    Pension Benefits Standards Act, 1985 (Canada)    Pension Benefits Standards Act (British
    Loan and Trust Corporations Act (Ontario)        Columbia)
    Pension Benefits Act (Ontario)                   Loan and Trust Corporations Act (Alberta)
    An Act respecting insurance (Quebec)             The Pensions Benefits Act, 1992 (Saskatchewan)
    An Act respecting trust companies and savings    Insurance Act (Manitoba)
    companies (Quebec)

     In the opinion of such counsel, the Debentures will, on the date of issue, be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Company or a corporation which does not deal at arm's length with the Company within the meaning of the Tax Act) and will not be foreign property for purposes of Part XI of the Tax Act.

                            SUMMARY OF THE OFFERING

     The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this Prospectus.


ISSUE:                     $125,000,000 principal amount of  -- % Debentures due
                           2002.


PRICE:                     Non-fixed.

MATURITY DATE:                --   , 2002.

INTEREST:                   -- % per annum, payable semi-annually in arrears on
                              --   and    --   of each year, commencing on
                              --   , 1998. The interest payable in respect of
                           the Debentures on -- , 1998 will be such amount as has accrued from the date of closing to -- , 1998.

REDEMPTION:                The Debentures will be redeemable, at the option of
                           the Company, in whole at any time or in part from time to time, on not less than 10 nor more than 60 days' prior notice, upon payment of a redemption price equal to the greater of the Canada Yield Price and par, together with accrued and unpaid interest to (but excluding) the date fixed for redemption.

PURCHASE FOR CANCELLATION: The Company will be entitled to purchase Debentures at any time in the market or by tender or private contract at any price.

RANK: The Debentures will be direct unsecured and unsubordinated obligations of the Company and will not be secured by any mortgage, pledge, hypothec or other charge. Subject to certain statutorily preferred exceptions, the Debentures will rank pari passu in right of payment with all other present and future unsecured and unsubordinated indebtedness of the Company. The Debentures effectively will be subordinated to all existing and future obligations (including trade payables) of the Company's subsidiaries and consolidated partnership interests including, without limitation, Debt of Subsidiaries, which aggregated approximately $349.6 million (excluding intercorporate Debt) as at September 30, 1997. In addition, the Company has outstanding secured Debt, which aggregated approximately $178.4 million as at September 30, 1997, and which, in the event of the enforcement of the security interests in respect of such Debt, would rank in priority to the Debentures to the extent of such security interests.

SUMMARY OF COVENANTS:      Holders of Debentures will be entitled to the benefit
                           of covenants imposing limitations on (i) the incurrence of Debt by the Company and the incurrence of Debt or the issuance of Preferred Shares by Subsidiaries, (ii) the entering into of Sale and Leaseback Transactions, (iii) mergers, amalgamations or consolidations and (iv) the sale of all or substantially all the property or assets of the Company.

INTEREST AND ASSET
COVERAGES:                 The interest and asset coverages for the 12 month
                           period ended June 30, 1997, after giving effect to this offering and the application of the estimated net proceeds therefrom, determined in accordance with the Indenture (but without giving pro forma effect to other Debt and Preferred Shares incurred or issued, Debt and Preferred Shares eliminated or asset acquisitions or dispositions as would be required under the Indenture) are as follows:


                                                                                     JUNE 30, 1997
                                                                                     -------------
                               Consolidated EBITDA to
                                 Consolidated Interest Expense Ratio.............    2.74times(1)
                               Consolidated Net Debt to
                                 Consolidated Net Tangible Assets................    46.06%(1)


                            -------------------------------------------

                            (1) Based on the assumptions set forth under
                                "Interest and Asset Coverages".

                           See also "Interest and Asset Coverages" for the coverages determined in accordance with applicable Canadian securities laws.

USE OF PROCEEDS:           The net proceeds from the sale of the Debentures will
                           be used for general corporate purposes, including expanding and enhancing ski operations at the Company's resorts, supporting continued growth of its resort real estate operations and resort club operations, and financing potential acquisitions and investments. Pending such application, approximately
                           $50 million of such net proceeds will be used to pay down borrowings under one of the Company's revolving credit facilities on an interim basis and the balance will be invested temporarily in short-term money market instruments.

CREDIT RATINGS:            The Debentures have been provisionally rated B+(High)
                           by CBRS Inc. ("CBRS") and BB(high) by Dominion Bond
                           Rating Service Limited ("DBRS").

     An investment in the Debentures involves certain risks. Before making an investment decision, prospective purchasers should consider carefully all of the information contained in this Prospectus and the documents incorporated by reference herein, including the factors set forth herein under "Risk Factors" and in the Annual Information Form under "Risk and Risk Management" in Management's Discussion and Analysis.

                                  THE COMPANY

     The Company was formed by an amalgamation on November 23, 1979 under, and is governed by, the Company Act (British Columbia). The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its telephone number is (604) 669-9777. The Company maintains a web site at www.intrawest.com.

OVERVIEW

     Intrawest is a leading developer and operator of mountain resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     For fiscal 1997 ski and resort operations represented approximately 68% and real estate operations represented approximately 32% of the Company's consolidated revenue from continuing operations.

RESORT OPERATIONS


     Intrawest's network of eight resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler/Blackcomb and Panorama in British Columbia, Tremblant and Mont Ste. Marie in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado and a 33% interest in Mammoth in California. The Company acquired Whistler, Copper and Mont Ste. Marie in fiscal 1997. The acquisition of Whistler, which is adjacent to Blackcomb, provides the Company with resort operations at both mountains within one of North America's top-rated ski resorts. Whistler/Blackcomb generated a combined total of approximately 1.7 million skier visits during the 1996/97 ski season. The acquisition of Copper provides the Company with ownership of a major resort operation in Colorado, the most popular ski region in North America. Mont Ste. Marie is a small regional resort near Ottawa. During the 1996/97 ski season the Company's network of resorts generated approximately 5.2 million skier visits, which is greater than any other North American group of affiliated mountain resorts.


     The following table summarizes certain key statistics relating to each of the Company's mountains.


                                                                                             AVERAGE     SNOW-     1996/97
                                                SKIABLE   VERTICAL                            ANNUAL     MAKING     SKIER
                                                TERRAIN     DROP                 LIFTS       SNOWFALL   COVERAGE   VISITS
             RESORT                             -------   --------   TRAILS   (HIGH-SPEED)   --------   --------   -------
---------------------------------  INTRAWEST    (ACRES)    (FEET)    ------   ------------   (INCHES)     (%)      (000'S)
                                   OWNERSHIP
                                   PERCENTAGE
                                   ----------
                                      (%)
Whistler.........................       100(1)   3,657      5,020      104         14(5)        360         4        757
Blackcomb........................        77      3,410      5,280      119         16(7)        360        10        989
Copper...........................       100      2,433      2,699      117         21(3)        255        11        944
Mammoth..........................        33(2)   4,000      3,100      150         38(4)        350        20        884
Tremblant........................       100        502      2,131       77         11(6)        140        75        615
Stratton.........................       100        563      2,003       90         12(2)        180        75        405
Snowshoe.........................       100        200      1,598       53         11(1)        185        99        357
Panorama.........................       100      2,000      4,047       80          8(1)        110        50        143
Mont Ste. Marie..................       100        108      1,250       20          3(2)        120        80         62


---------------

(1) In connection with a covenant not to compete with the business activities of Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to grant to Nippon Cable Co., Ltd., one of its minority partners in this partnership, an option to acquire a 23% interest in Whistler at a price based on the terms of the Whistler acquisition. The option will be exercisable during the 30-day period ending November 30, 1997.
(2) Each of the shareholders of Mammoth (including the Company) has a pro rata right of first refusal to purchase any shares of Mammoth to be sold by any other shareholder.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer with real estate sales revenue in fiscal 1997 of $118.2 million. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts, and is developing mountain resort villages at Keystone in Colorado and Squaw Valley in California and has an exclusive right to purchase sites for multi-family developments at Sun Peaks in British Columbia. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 15,000 units over the next 12 to 15 years. The Company's resort development formula links the staged expansion of ski and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages at the base of the mountain. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. The Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts.

     The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                          AS AT JUNE 30, 1997
                                 DATE       --------------------------------------------------------------------------------
                              CONSTRUCTION                              RESIDENTIAL                              COMMERCIAL
                              COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                              IS EXPECTED   RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
           RESORT             TO COMMENCE   UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
----------------------------  -----------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                      (SQ. FT.)     (SQ. FT.)     (SQ. FT.)
Blackcomb(1)................      1987         2,320            341(2)        330        47,000       13,000             --
Tremblant...................      1992           927            229         1,694       109,000        9,000         52,000
Keystone(3).................      1995           141            430         2,529        34,000       59,000        207,000
Sun Peaks...................      1995            26            108           116            --        6,000             --
Panorama....................      1995             8            104           988            --        5,000             --
Stratton....................      1997            --            178         1,172            --           --         35,000
Snowshoe....................      1997            --             17           833            --           --         50,000
Mammoth(4)..................      1998            --            215         2,185            --           --        155,000
Copper......................      1998            --             --         1,100            --           --         80,000
Squaw Valley................      1998            --             --           700            --           --        110,000
Whistler(5).................      1998            --             --           915            --           --         80,000
                                               -----          -----        ------       -------       ------        -------
                                               3,422          1,622(6)     12,562(6)    190,000       92,000(6)     769,000(6)
                                               =====          =====        ======       =======       ======        =======

---------------


(1) The Company has a 77% interest in Blackcomb Skiing Enterprises Limited Partnership.

(2) Includes 60 units of employee housing.
(3) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone. The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(4) At Mammoth, the Company owns land for the development of approximately 400 residential units and participates in two joint ventures which each own land for the development of approximately 1,000 residential units and 77,000 square feet of commercial space. The Company's interest in these joint ventures is 89% and 75%, respectively.
(5) In connection with a covenant not to compete with the business activities of Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to grant to Nippon Cable Co., Ltd., one of its minority partners in this partnership, an option to acquire a 23% interest in Whistler at a price based on the terms of the Whistler acquisition. The option will be exercisable during the 30-day period ending November 30, 1997.
(6) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 15,045 units.

KEY OPERATING STRENGTHS

     Intrawest believes that the following key operating strengths provide distinct competitive advantages which have enabled it to achieve significant and profitable growth.

     FULLY INTEGRATED APPROACH

     Intrawest's operating strategy is to link the staged modernization and expansion of mountain facilities at its resorts with the controlled development of four-season resort villages focused on high occupancy accommodations. This strategy is designed to increase and balance utilization of the Company's resorts and has resulted in growth in skier visits, revenue and operating profit per visit, and real estate values. The implementation of this strategy begins with the enhancement of the skiing experience on the mountain itself through capital expenditures, such as the creation of new lifts, trails, additional restaurants, expanded snowmaking capability and improved ski schools. The expansion of resort facilities is followed by the staged development of the major land holdings of the Company designed to increase real estate values and maximize occupancy rates. These land holdings typically encompass all or a significant portion of the developable sites at the base of the mountain at the resort. The type of real estate development and the timing of its introduction to the market are carefully managed by the Company with a view to attracting more visitors to the mountain and achieving capital appreciation and high occupancy of accommodations. Increasing real estate values and higher occupancy rates further enable expansion of the resort facilities, such as the addition of golf courses, convention facilities and other year-round facilities. The Company believes that the integration of resort and real estate development results in sustainable growth as increasing numbers of visitors and buyers of real estate are attracted to the Company's resorts.

     CONTROL OF RESORT OPERATIONS

     Intrawest controls multiple revenue sources at each resort, thereby diversifying its revenue mix and maximizing its returns. In addition to operating the lifts, the Company manages many of the ancillary operations at its resorts, including on-mountain restaurant and retail facilities, equipment rentals, lodging at the base, ski schools, golf courses and golf schools. The Company's ownership of commercial property at its resorts enables it to ensure that the retail space enhances the overall appeal of the resort. By controlling most of the resort operations, the Company can maintain quality of service, offer comprehensive amenities and provide distinctive village ambience, all of which attract additional visitors and buyers of real estate.

     GEOGRAPHIC DIVERSIFICATION

     Intrawest is a geographically diversified mountain resort company, with eight resorts strategically located across North America's major ski areas. The Company's geographic diversity (i) reduces the risks associated with unfavourable weather conditions or a severe economic slowdown in any particular region, (ii) increases the accessibility of the Company's network of resorts to the overall North American skier population and (iii) enables the Company to offer a wide range of mountain vacation alternatives banded together under the Intrawest brand.

     MULTI-RESORT NETWORK

     The integration of its network of resorts provides Intrawest with the opportunity to (i) achieve economies of scale in purchasing goods and services,
(ii) expand cross-marketing programs and efficiencies, (iii) better utilize distribution channels by offering travel agents and tour operators a range of mountain resort alternatives, assurance of service quality, booking convenience and incentive packages, (iv) establish performance benchmarks for operations across all of the resorts, (v) form cross-resort teams to address technical and operational issues, (vi) hire specialized individuals at the corporate level as resources for the entire group and (vii) develop proprietary information technology systems for application across all of the resorts.

     SUCCESSFUL GROWTH THROUGH ACQUISITIONS

     Intrawest has acquired five resorts during the past three years (including a 33% interest in Mammoth), as well as Whistler Mountain at Whistler/Blackcomb. Intrawest has demonstrated that its integrated approach to resort operations and real estate development can be successfully applied to acquired resorts. Since Intrawest acquired Blackcomb in 1986, annual skier visits have increased from 278,000 to 989,000, annual revenue has increased from

$5.9 million to $107.4 million and average sales prices of townhomes have grown from $135 per square foot to $342 per square foot at that resort. Since Intrawest acquired Tremblant in 1991, annual skier visits have increased from 345,000 to 615,000, annual revenue has increased from $13.7 million to $79.8 million and average sales prices of townhomes have grown from $143 per square foot to $217 per square foot at that resort.

     RESORT REAL ESTATE EXPERTISE

     Intrawest's real estate expertise differentiates it from its mountain resort competitors. The Company has over 20 years of experience in the real estate industry, including ten years of experience in the development of mountain resort properties. Since 1994 the Company has focused its attention on mountain resort ownership and mountain resort real estate development. The Company has expertise in all aspects of resort real estate development, including master planning, project design, construction, sales and marketing and property management. This expertise has created significant new business opportunities, such as the selection of Intrawest to develop resort villages at Keystone and Squaw Valley.

     CONSERVATIVE APPROACH TO REAL ESTATE DEVELOPMENT

     Intrawest has a disciplined and conservative approach to its resort real estate business. This approach involves (i) acquiring land at low cost in conjunction with the purchase of a resort or otherwise securing land through options and joint ventures, (ii) mitigating completed inventory risk by pre-selling a significant portion of units prior to commencement of and during construction of projects (since fiscal 1993 the Company has pre-sold approximately 83% of its units prior to completion of construction), (iii) concentrating on woodframe projects which have a short construction timetable,
(iv) engaging general contractors to construct projects and typically structuring contracts on a fixed-price basis to ensure that contractors bear the risk of cost overruns, (v) taking a long-term approach towards real estate development that emphasizes profit maximization on a project by project basis and (vi) building on the Company's successful track record through the transfer of "project templates" to new developments. These elements, combined with the geographic diversity of the Company's real estate development projects, mitigate many of the major risks associated with real estate development.

     STRONG MANAGEMENT TEAM

     Intrawest's senior managers are recognized as leaders in the industry. The Company's senior management team consists of five individuals who are responsible for strategic direction, as well as the oversight of principal business divisions, and have an average of over ten years of experience with the Company. Experienced local management teams are responsible for resort operations and real estate development activities at specific resorts. In addition, management at the corporate level provides specialized expertise in particular areas across Intrawest's network of resorts.

GROWTH STRATEGIES

     Intrawest's primary objective is to capitalize on its operating strengths and extensive resort real estate holdings to further strengthen its position as a leading mountain resort developer and operator in North America. Specifically, the Company's strategies to increase revenue and net income are as follows:

     EXTEND PROVEN STRATEGY TO ALL RESORTS

     Intrawest's primary growth strategy is to extend its fully integrated approach to resort and real estate development at each of its resorts. This formula has been successfully employed at Blackcomb and Tremblant and is in various stages of implementation at the Company's other resorts.

     INCREASE UTILIZATION OF ASSETS

     Intrawest seeks to increase the utilization of its resort facilities during non-peak periods through activity programming and targeted marketing while enhancing the quality of services offered to its guests. The Company believes that operating strategies customarily employed by other resort operators to increase skier visits without regard to timing may result in overcrowding during peak periods which adversely affects customer service and guest satisfaction. In addition, such strategies may necessitate capital expenditures to meet peak period demand which lower returns on invested capital. By focusing on increasing utilization during non-peak periods, the Company believes that its strategy will increase skier visits and lift ticket sales while minimizing the need for new capital investments, thereby increasing profitability and return on invested capital. Historically, the implementation by the Company of this strategy has been a contributing factor in increasing the ratio of the Company's revenue to assets.

     Intrawest also seeks to increase year-round utilization of its resorts by developing more summer and shoulder season activities and amenities. The Company owns and operates six championship golf courses and three additional courses are under construction. The Company believes that increases in utilization during the summer and the shoulder seasons will enhance the Company's ability to retain quality employees and attract premier restaurants, shops and hotels, thereby enhancing the four-season appeal of its resorts and the demand for and market value of its resort real estate property.

     CAPITALIZE ON REAL ESTATE PIPELINE

     Intrawest's real estate strategy is to increase the value of its real estate holdings as part of the overall development of the resort and to carefully manage the number and mix of new projects brought to market each year in order to maximize the Company's returns and support real estate values at the resort. The Company owns, or has rights to acquire, land available for the development of approximately 15,000 units, a land position which is significantly larger than that controlled by any other North American mountain resort developer. Construction is under way on the Company's first projects at Stratton and Snowshoe and pre-development work is proceeding at Mammoth, Whistler, Copper and Squaw Valley. As these new locations come onstream, the Company expects to begin delivering significantly more units per year than the 465 units sold in fiscal 1997. The Company believes that its current supply of land can support this increased level of activity for the next 12 to 15 years. The Company will also seek opportunities to continue to add to its inventory of available land.

     On a selective basis, Intrawest may undertake new real estate ventures at mountain resorts which it does not own, such as its resort village development projects at Keystone, Squaw Valley and Sun Peaks. In addition, the Company believes, based on internal development studies, that its resort club business can be successfully expanded to mountain resorts which it does not own and to other locations, including warm weather resorts.

     INCREASE REVENUE PER VISIT

     Intrawest seeks to increase its revenue per visit by expanding revenue from non-lift ticket sources such as retail shops, food and beverage services, lodging, ski schools and summer activities and by increasing lift ticket yields. Intrawest's strategy to expand revenue from non-lift ticket sources involves the addition of more revenue-generating attractions at its resorts, such as restaurants, retail shops, hotels, golf schools and golf courses, in order to stimulate increased spending per guest. The Company plans to increase its lift ticket yields by managing ticket discounts on peak ski days, more closely aligning ticket programs to specific customer segments and introducing more programs to package tickets with other services offered at its resorts.

     PROMOTE INTRAWEST BRAND

     Intrawest believes, based on various marketing studies and customer satisfaction surveys carried out by the Company, that each of its resorts is recognized for the distinctive quality of its mountain facilities, services and village ambience and that each resort has achieved "name" recognition in its particular market. The Company's strategy is to extend this recognition across its resort network by banding the resorts together to promote the Intrawest brand name in the mountain resort business. The Company believes that by establishing brand recognition it can enhance customer loyalty and more effectively exploit cross-marketing opportunities.

     GROW THROUGH ACQUISITIONS

     The Company believes that consolidation trends in the mountain resort industry will continue to provide attractive acquisition opportunities which it will continue to evaluate. The Company may also consider acquiring smaller regional resorts which have a strong local following and can provide a customer base for its other resorts and businesses complementary to its existing mountain resort operations.

RECENT DEVELOPMENTS

     TREMBLANT PHASE 2 DEVELOPMENT

     In September 1997 the Company announced its plans for the second major phase of development of Tremblant to take place over the next five years. Planned on-mountain and base area improvements, with an estimated cost of $88 million, include a substantial increase in skiable terrain, additional snowmaking, five new ski lifts including a new gondola, a third golf course and golf academy, an equestrian centre, an outdoor amphitheatre and a new beach and tennis facility. A further $46 million is planned for basic infrastructure development including roads and public transportation, parking facilities, and water and sewer systems. The federal, provincial and municipal governments have committed to fund approximately $80 million of these costs by way of grants and loans. The second phase of development also includes the construction for sale of several condo-hotel and townhome projects and additional commercial expansion of the village having an aggregate estimated market value of $366 million.

     CHANGE OF AUDITORS

     At the Company's annual general meeting to be held on November 17, 1997, management of the Company proposes to nominate KPMG, Chartered Accountants, as auditors of the Company in place of Coopers & Lybrand, Chartered Accountants, the Company's current primary auditor. The majority of the Company's subsidiaries are currently audited by KPMG. Coopers & Lybrand audits directly only a limited portion of the Company's revenue and therefore must carry out additional procedures on those material components of the Company's business which are audited by KPMG and other auditors.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures offered hereunder, after deducting the Underwriters' fee and discount and the estimated
offering expenses, are estimated to be approximately $   --   . The Company
intends to use the net proceeds for general corporate purposes, including expanding and enhancing ski operations at its resorts, supporting continued growth of its resort real estate operations and resort club operations, and financing potential acquisitions and investments. Pending such application, approximately $50 million of such net proceeds will be used to pay down borrowings under one of the Company's revolving credit facilities on an interim basis and the balance will be invested temporarily in short-term money market instruments. Although the Company regularly reviews acquisition and investment opportunities, no contract, arrangement or understanding currently exists regarding any material acquisition or investment.

     One of the Underwriters is a subsidiary of a Canadian chartered bank which is a lender to the Company under the revolving credit facility which is to be reduced on an interim basis through the initial application of a portion of the net proceeds of this offering. See "Plan of Distribution".

                          CONSOLIDATED CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as at June 30, 1997 (i) on an actual basis and (ii) as adjusted to reflect the sale by the Company of the Debentures offered hereunder and the application of the estimated net proceeds therefrom as described under "Use of Proceeds". This table should be read in conjunction with the Consolidated Financial Statements.


                                                                                  JUNE 30, 1997
                                                                            --------------------------
                                                                             ACTUAL     AS ADJUSTED(1)
                                                                            --------    --------------
                                                                                         (UNAUDITED)
                                                                                  (IN THOUSANDS)
Cash and short-term deposits............................................    $ 59,718      $  132,643
                                                                            ========      ==========
Short-term debt(2)......................................................      90,738          40,738
                                                                            --------      ----------
Long-term debt
  Bank and other long-term debt
     Ski and resort operations..........................................     243,035         243,035
     Real estate........................................................     113,123         113,123
     Other..............................................................      29,045          29,045
  Debentures............................................................          --         125,000
  Limited recourse notes(3).............................................      13,815          13,815
                                                                            --------      ----------
       Total long-term debt.............................................     399,018         524,018
                                                                            --------      ----------
Non-controlling interest in subsidiaries................................      11,307          11,307
                                                                            --------      ----------
Total shareholders' equity..............................................     498,068         498,068
                                                                            --------      ----------
       Total capitalization.............................................    $999,131      $1,074,131
                                                                            ========      ==========


---------------


(1) The adjustments assume that $125 million principal amount of Debentures were issued and sold at par on June 30, 1997 and that $50 million of the net proceeds were used to repay debt with the balance in cash (which has been reduced by $2.1 million for assumed costs and fees of this offering).


(2) Consists of current portion of long-term debt.

(3) In connection with the acquisition of Copper, a subsidiary of the Company issued to the vendors of Copper certain limited recourse notes. At June 30, 1997, the notes were recorded in the Company's accounts at US$12.5 million ($17.2 million), of which US$2.5 million ($3.4 million) was classified as short-term debt.

                          INTEREST AND ASSET COVERAGES

     The interest and asset coverages set forth below have been prepared and included in this Prospectus in accordance with disclosure requirements under applicable Canadian securities laws. Accordingly, the ratios below have not been calculated in accordance with the provisions of the Indenture relating to the incurrence of Debt. The following financial ratios, which give effect to this offering and the application of the estimated net proceeds therefrom based on the assumptions set forth below, are calculated, with respect to interest coverage on long-term debt, for the 12 month period ended and, with respect to net tangible asset coverage on long-term debt as at, June 30, 1997.


                                                                                       JUNE 30, 1997
                                                                                       -------------
Interest coverage on long-term debt.................................................      1.73 times
Net tangible asset coverage on long-term debt.......................................      1.77 times


     The interest and asset coverages for the 12 month period ended June 30, 1997, after giving effect to this offering and the application of the estimated net proceeds therefrom based on the assumptions set forth below, determined in accordance with the Indenture (but without giving pro forma effect to other Debt and Preferred Shares incurred or issued, Debt and Preferred Shares eliminated or asset acquisitions or dispositions as would be required under the Indenture) are as follows:


                                                                                       JUNE 30, 1997
                                                                                       -------------
Consolidated EBITDA to Consolidated Interest Expense Ratio..........................      2.74 times
Consolidated Net Debt to Consolidated Net Tangible Assets...........................          46.06%



     Consolidated EBITDA for the year ended June 30, 1997 was $94.5 million, the same amount as Consolidated EBITDA on a pro forma basis. For pro forma purposes it has been assumed that $125 million principal amount of Debentures, bearing interest at a rate of 7% per annum, were issued and sold at par on July 1, 1996. It has also been assumed that the proceeds were used to repay $50 million of debt bearing interest at a rate of 5.5% per annum, with the balance, net of assumed fees and costs of $2.1 million, in cash which was invested at 3% per annum.



     Consolidated Interest Expense for the year ended June 30, 1997 was $30.7 million, representing $35.5 million of interest incurred net of $4.8 million of interest income. The components of interest incurred are detailed in note 15 to the Consolidated Financial Statements. On a pro forma basis Consolidated Interest Expense was increased by $3.8 million, representing $8.8 million of interest incurred on the Debentures net of $2.7 million interest savings on the repaid debt, less $2.3 million of interest income on the cash balances.



     The actual ratio of Consolidated EBITDA to Consolidated Interest Expense was 3.08 at June 30, 1997. This is approximately double the coverage required under the Debt Incurrence Provisions in the Indenture. On a pro forma basis, the ratio would have been 2.74 times.



     Consolidated Net Debt was $431.3 million at June 30, 1997. On a pro forma basis Consolidated Net Debt was increased by $2.1 million, representing the reduction in cash due to the assumed fees and costs of this offering. Consolidated Net Tangible Assets were $940.9 million at June 30, 1997, and on a pro forma basis Consolidated Net Tangible Assets were the same amount.



     The actual ratio of Consolidated Net Debt to Consolidated Net Tangible Assets was 45.84% at June 30, 1997, below the ratio of 60% required under the Debt Incurrence Provisions in the Indenture. The Company generally expects this ratio to rise during its first and second fiscal quarters due to the seasonality of ski and resort operations and the construction of real estate projects. During the third and to a lesser degree fourth quarters, when the resorts generate approximately 80% of their revenues and construction is completed on real estate projects, the Company expects this ratio to decline. On a pro forma basis, the ratio of Consolidated Net Debt to Consolidated Net Tangible Assets would have been marginally higher at 46.06%.

                            DETAILS OF THE OFFERING

     The following is a summary of the principal terms and conditions of the Debentures and of the Indenture under which they will be issued. This summary does not purport to be complete. For full particulars, reference should be made to the Indenture. Certain of the terms used herein are defined under "Certain Definitions" below. In this section, references to the "Company" refer to Intrawest Corporation alone and do not refer to Intrawest Corporation and its subsidiaries together with their respective interests in joint ventures or partnerships.

INDENTURE

     The Debentures will be issued under an indenture (the "Indenture") to be
dated as of    --   , 1997 between the Company and Montreal Trust Company of
Canada, as trustee (the "Trustee").

INTEREST RATE AND MATURITY


     The Debentures will be limited to an aggregate principal amount of $125
million, will be dated the date of the Indenture and will mature on    --   ,
2002. Each Debenture will bear interest at the rate of    --   % per annum from
the date of the Indenture, payable semi-annually in arrears, on    --   and
   --   in each year, commencing on    --   , 1998. The interest payable in
respect of the Debentures on    --   , 1998 will be such amount as has accrued
from the date of closing to    --   , 1998.


PAYMENT PROVISIONS

     Interest on the Debentures will be mailed or otherwise delivered by the Trustee to registered holders of the Debentures. At maturity, the principal of the Debentures will be payable at the main branch of a Canadian chartered bank to be specified in the Indenture.

RANK

     The Debentures will be direct unsecured and unsubordinated obligations of the Company and will not be secured by any mortgage, pledge, hypothec or other charge. Subject to certain statutorily preferred exceptions, the Debentures will rank pari passu in right of payment with all other present and future unsecured and unsubordinated indebtedness of the Company.

     The Debentures will be unsubordinated obligations of the Company but such obligations effectively will be subordinated to all existing and future obligations (including trade payables) of the Company's subsidiaries and consolidated partnership interests including, without limitation, Debt of Subsidiaries, which aggregated approximately $349.6 million (excluding intercorporate Debt) as at September 30, 1997, and effectively will be subordinated to any preferred shares issued by a subsidiary. In addition, the Company has outstanding secured Debt, which aggregated approximately $178.4 million as at September 30, 1997, and which, in the event of the enforcement of the security interests in respect of such Debt, would rank in priority to the Debentures to the extent of such security interests. The Indenture will contain covenants imposing limitations on the incurrence of Debt by the Company and the incurrence of Debt or the issuance of Preferred Shares by Subsidiaries. The Company's ability to service its indebtedness is dependent on dividends, loans and other payments from its subsidiaries.

FORM, DENOMINATION AND TRANSFER

     The Debentures will be issued in fully registered form in denominations of $1,000 and integral multiples thereof. The Debentures initially will be transferable at the principal offices of the Trustee in Toronto and Vancouver.

REDEMPTION

     The Debentures will be redeemable, at the option of the Company, in whole at any time or in part from time to time, upon payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together, in each case, with accrued and unpaid interest to (but excluding) the date fixed for redemption. The Company will give notice of redemption at least 10 days but not more than 60 days before the date fixed for redemption. Where less than all of the outstanding Debentures are to be redeemed, the Debentures to be so redeemed will be selected by the Trustee by lot or in such other manner as the Trustee determines.

PURCHASE FOR CANCELLATION

     The Company will be entitled to purchase Debentures at any time in the market (which will include purchase from or through an investment dealer or a firm holding membership in a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and may not be reissued or resold.

CERTAIN COVENANTS

     The Indenture will contain covenants, among others, substantially to the effect set forth below.

     LIMITATION ON DEBT AND PREFERRED SHARES

     As long as the Debentures remain outstanding, the Company may not incur or permit any Subsidiary to incur any Debt, and may not permit any Subsidiary to issue any Preferred Shares, unless:

     (i) Consolidated EBITDA to Consolidated Interest Expense Ratio. The ratio of Consolidated EBITDA to Consolidated Interest Expense for the last four full fiscal quarters of the Company for which consolidated financial statements of the Company have been publicly released (the "Measurement Period"), calculated on a pro forma basis as described below, would be equal to or greater than 1.5 to 1; and

     (ii) Consolidated Net Debt to Consolidated Net Tangible Assets. The quotient (expressed as a percentage) obtained when (a) the sum of Consolidated Net Debt and Consolidated Preferred Share Amounts is divided by (b) Consolidated Net Tangible Assets, each as at the last day of the Measurement Period, calculated on a pro forma basis as described below, would be less than or equal to 60%;

(clauses (i) and (ii) above, collectively, being the "Debt Incurrence Provisions").

     The calculation of the Debt Incurrence Provisions shall be made giving pro forma effect as at the beginning of the Measurement Period to the incurrence or issuance of the Debt or Preferred Shares to be incurred or issued, as the case may be, and to all other Debt and Preferred Shares incurred or issued and all Debt and Preferred Shares eliminated during the Measurement Period or subsequent to the end of the Measurement Period and to all asset acquisitions and dispositions that occurred during the Measurement Period or subsequent to the end of the Measurement Period and without regard to the Limited Recourse Notes or the assets to which the Limited Recourse Notes relate.

     Notwithstanding the foregoing limitation, the Company and any Subsidiary will be permitted to incur and issue the following:

     (i)   Debt evidenced by the Debentures;

     (ii) Debt of the Company to any Subsidiary and Debt of any Subsidiary to, or Preferred Shares of any Subsidiary owned by, the Company or another Subsidiary;


     (iii) Debt incurred or Preferred Shares issued by a person and outstanding at the time such person became a Subsidiary, or such person is merged into a Subsidiary, or a Subsidiary merges into or consolidates or amalgamates with such person (in a transaction in which the resulting entity is or becomes a Subsidiary), excluding Debt or Preferred Shares incurred or issued as consideration for, or in anticipation of, or to provide all or any portion of the funds or credit support utilized or necessary to consummate, the transaction pursuant to which such person becomes a Subsidiary or such merger, consolidation or amalgamation;


     (iv) Debt incurred by the Company or any Subsidiary secured by a lien on an asset and outstanding at the time such asset was acquired by the Company or any Subsidiary, excluding Debt incurred in connection with the transaction pursuant to which such asset was acquired;

     (v) Debt of the Company or any Subsidiary incurred under a Qualifying Construction Loan;

     (vi) Debt of the Company or any Subsidiary incurred to finance the estimated costs of development, construction or installation of recreational or related facilities or amenities of a resort (including for greater certainty alpine, cross-country or wilderness ski facilities, golf facilities, employee housing facilities or hotels); provided that (a) the principal amount of such Debt does not exceed 100% of such estimated costs plus any expenses to be incurred in connection with the incurrence of such Debt, (b) all such Debt could have been incurred under the Debt Incurrence Provisions on the date the first $1.00 of such Debt was incurred (the "Development Start Date"), and (c) for purpose of the calculation of the Debt Incurrence Provisions, the full amount of Debt incurred pursuant to this clause (vi) on or after the Development Start Date shall be considered to be outstanding as of the Development Start Date, giving pro forma effect to the utilization thereof to finance the costs of development, construction or installation of such facilities or amenities;

     (vii) Debt of the Company or any Subsidiary incurred pursuant to any revolving credit facility existing or committed at the date of the Indenture or any revolving credit facility which becomes available to the Company or any Subsidiary after the date of the Indenture; provided that (a) with respect to any revolving credit facility which becomes available to the Company or any Subsidiary after the date of the Indenture, the full amount of such revolving credit facility could have been incurred pursuant to the Debt Incurrence Provisions as of the date the first $1.00 of such Debt was incurred, and (b) for purpose of the calculation of the Debt Incurrence Provisions, the full amount of each revolving credit facility available to the Company or any Subsidiary shall be considered to be outstanding as of the later of the date of the Indenture and the date the first $1.00 of Debt was incurred thereunder, giving pro forma effect to the utilization thereof (provided further, that for such purpose any portion of any revolving credit facility not actually outstanding as of the date the calculations under the Debt Incurrence Provisions are made, in the case of any revolving credit facility existing or committed at the date of the Indenture which is not available specifically for the purpose of financing capital expenditures and any revolving credit facility which becomes available to the Company or any Subsidiary after the date of the Indenture for the purpose of refinancing any such revolving credit facility, shall be considered to be utilized to repay or retire Debt, and, in any other case, shall be considered to be utilized to finance capital expenditures);


    (viii) Debt of the Company or any Subsidiary which is incurred or Preferred Shares of any Subsidiary issued in exchange for, or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a "refinancing") any Debt of the Company or any Subsidiary or Preferred Shares of any Subsidiary outstanding on the date of the Indenture or permitted to be incurred pursuant to the Debt Incurrence Provisions, this clause (viii) and clauses (iii),
           (iv), (vi) and (vii) above subject to restrictions on the amount of such refinancing and the ranking thereof; and


     (ix)  Debt of the Company or any Subsidiary arising by operation of law or
           (a) consisting of reimbursement obligations under letters of credit or similar facilities, (b) in respect of surety bonds and performance bonds provided in the ordinary course of business, or (c) consisting of guarantees, indemnities, surety or performance bonds or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets.

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS


     The Company may not, and may not permit any Subsidiary to, enter into any Sale and Leaseback Transaction (other than any Sale and Leaseback Transaction between the Company and any Subsidiary or between Subsidiaries) unless, at the time the transaction is entered into, the Company or such Subsidiary, as the case may be, would be permitted to incur Debt in accordance with the provisions of the "Limitation on Debt and Preferred Shares" covenant described above equal to the capitalized amount thereof that would appear at such time on the consolidated balance sheet of the Company in accordance with generally accepted accounting principles.


     MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS


     The Company may not, in a single transaction or a series of related transactions, amalgamate or consolidate with or merge into any other person, or permit any other person to amalgamate or consolidate with or merge into the

Company, or directly or indirectly transfer, sell, lease or otherwise dispose of all or substantially all of its property and assets to any person, unless:



     (i) the Company shall be the surviving person, or the person (if other than the Company) formed by such amalgamation, consolidation or into which the Company is merged or that acquires by disposition all or substantially all of the properties and assets of the Company shall be a company, partnership or trust organized and validly existing under the federal laws of Canada or any province or territory thereof or the laws of the United States of America or any state thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture and the Debentures and, in the case of an entity organized otherwise than under the laws of the Province of British Columbia, shall attorn to the jurisdiction of the courts of the Province of British Columbia;


     (ii) immediately before and after giving effect to such transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing;

     (iii) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or any Subsidiary or any person who becomes a successor obligor under the Indenture as a result of such transaction as having been incurred by the Company or such Subsidiary or such person at the time of the transaction, the Company or such person, as the case may be, could incur at least $1.00 of additional Debt pursuant to the Debt Incurrence Provisions of the "Limitation on Debt and Preferred Shares" covenant described above; and

     (iv) immediately after giving effect to such transaction, on a pro forma basis, the Company or any person becoming the successor obligor under the Indenture shall have a Consolidated Net Worth no lower than 90% of the Consolidated Net Worth of the Company immediately before such transaction;

provided, however, that clauses (iii) and (iv) above shall not apply to any transaction between the Company and one or more wholly owned Subsidiaries.

     EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

     (i)   failure to pay any principal on any Debenture when due;

     (ii) failure to pay any interest on any Debenture when due, continued for a period of five business days;

     (iii) default in the performance, or breach, of any other covenant or agreement of the Company under the Indenture or the Debentures, continued for 30 days after written notice to the Company by the Trustee or holders of at least 25% in aggregate principal amount of outstanding Debentures;

     (iv) default by the Company or any Subsidiary under the terms of any other Debt having an outstanding principal amount in excess of $25 million individually or in the aggregate which default results in the acceleration of the payment of such Debt (which acceleration has not been waived or rescinded) or constitutes the failure to pay such Debt at the final stated maturity thereof provided, however, that for such purpose Debt shall not include any Debt for which there is no recourse to any assets of the Company or any Subsidiary other than the assets subject to a lien securing such Debt;

     (v) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Subsidiary in an aggregate amount in excess of $25 million by a court or courts of competent jurisdiction, which judgment or judgments remain undischarged and unstayed for a period of 30 days after the date on which the right to appeal all such judgments has expired; and

     (vi) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Principal Subsidiary.

     If an Event of Default (other than an Event of Default described in clause
(vi) above) shall occur and be continuing with respect to the Debentures, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debentures may accelerate the maturity of all Debentures; provided, however, that notwithstanding any other provision of the Indenture, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Debentures may rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause
(vi) above occurs, the outstanding Debentures will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of a Debenture. For information as to waiver of defaults, see "Modification and Waiver".

MODIFICATION AND WAIVER

     Certain modifications and amendments of the Indenture will require the approval of holders of not less than 66 2/3% of the outstanding principal amount of Debentures, provided that the approval of holders of 90% of the outstanding principal amount of Debentures will be required to (a) change the stated maturity of the principal of, the redemption price of, or any instalment of interest on, any Debentures, (b) reduce the principal amount of, or interest on, any Debentures, (c) change the place or currency of payment of principal of, redemption price of, or interest on, any Debentures, (d) amend the above-stated percentage of Debentures necessary to modify or amend the Indenture, or (e) reduce the percentage of the outstanding principal amount of Debentures necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain Events of Default.

     The holders of 66 2/3% of the outstanding principal amount of the Debentures, on behalf of all holders of Debentures, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of 66 2/3% of the outstanding principal amount of the Debentures, on behalf of all holders of outstanding Debentures, may waive any Event of Default under the Indenture, except an Event of Default in the payment of principal or interest or an Event of Default arising from the failure to redeem any Debentures pursuant to a notice of redemption.

     In addition, the Company and the Trustee will be entitled, without the consent of the Debentureholders, to amend or supplement the Indenture or the Debentures for certain limited purposes, including any ambiguities, defects or inconsistencies provided that, in the opinion of the Trustee, the rights of the Trustee and the Debentureholders would not be prejudiced thereby.

CERTAIN DEFINITIONS

     Certain of the defined terms used in this Prospectus will be defined in the Indenture substantially as follows. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.


     "Canada Yield Price" of any Debentures to be redeemed means a price equal to the price of such Debentures (excluding accrued and unpaid interest) calculated to provide a yield per annum to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice in Canada from time to time, equal to the Government of Canada Yield plus -- % calculated at 10:00 a.m. (Toronto time) on the third business day prior to the date fixed for redemption of such Debentures.



     "Capital Lease Obligation" of any person means the obligation of such person to pay rent or other payment amounts under a lease of (or other Debt arrangement conveying the right to use) real or personal property which, in accordance with generally accepted accounting principles, is required to be classified and accounted for as a capital lease or a liability and would appear as a dollar amount on the face of a consolidated balance sheet of such person.


     "Consolidated Debt" means, as at any date, consolidated Debt of the Company as at such date determined in accordance with generally accepted accounting principles.

     "Consolidated EBITDA" means, for any period, the consolidated revenues less the consolidated expenses of the Company for such period, plus (i) Consolidated Interest Expense for such period, plus (ii) capitalized interest which is charged through cost of goods sold in determining the consolidated revenues less the consolidated expenses of the Company for such period, plus (iii) consolidated income tax expense of the Company for such period (other than income taxes (either positive or negative) attributable to extraordinary or non-recurring gains or losses), plus (iv) consolidated depreciation expense of the Company for such period, plus (v) consolidated amortization expense of the Company for such period, minus (vi) consolidated interest income of the Company for such period, all as determined in accordance with generally accepted accounting principles; provided, however, that to the extent taken into account in determining such amount there shall be excluded therefrom all extraordinary or non-recurring items.

     "Consolidated Interest Expense" means, for any period, the consolidated interest expense of the Company for such period determined in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of) (i) the portion of any Capital Lease Obligation included in Consolidated Debt that is allocable to interest expense for such period, (ii) interest for such period that is capitalized and (iii) charges paid or accrued during such period to the holders of any instruments considered to be quasi-equity in accordance with generally accepted accounting principles (other than Preferred Shares) issued by the Company or a Subsidiary to a person other than the Company or a Subsidiary where the payment of such charges has not been deferred by the issuers of such instruments to a date subsequent to the end of such period, minus consolidated interest income of the Company for such period determined in accordance with generally accepted accounting principles.

     "Consolidated Net Debt" means, as at any date, Consolidated Debt as at such date less consolidated cash and cash equivalents of the Company as at such date determined in accordance with generally accepted accounting principles.

     "Consolidated Net Tangible Assets" means, as at any date, the book value as at such date of all of the property, both real and personal, of the Company determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) goodwill, (ii) unamortized Debt financing discount and expenses and (iii) cash and cash equivalents.

     "Consolidated Net Worth" of any person means, as at any date, the consolidated shareholders' equity of such person as at such date determined in accordance with generally accepted accounting principles.


     "Consolidated Preferred Share Amounts" means, as at any date, the amount of all Preferred Shares of all Subsidiaries determined in accordance with generally accepted accounting principles and which would appear as a dollar amount on the face of the consolidated balance sheet of the Company as at such date.



     "Debt" means (without duplication), with respect to any person, (i) every obligation of such person for money borrowed by such person, (ii) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of any business, property or other assets, (iii) every Capital Lease Obligation of such person and (iv) every obligation of the type referred to in clauses (i) to (iii) of another person the payment of which such person has guaranteed or for which such person is responsible or liable, in each case determined in accordance with generally accepted accounting principles, provided, however, that (v) any debt in respect of any co-ownership arrangement, joint venture, partnership, limited liability company or other similar entity which is guaranteed by such person shall only be considered to be Debt to the extent of such person's interest in such co-ownership arrangement, joint venture, partnership, limited liability company or other similar entity until such time as the guarantee is called upon in which case the amount demanded under the guarantee shall be considered to be Debt at the time of the demand, unless such co-ownership arrangement, joint venture, partnership, limited liability company or other similar entity would be accounted for on a fully consolidated basis in the consolidated financial statements of the Company in accordance with generally accepted accounting principles and (vi) there shall be excluded therefrom all IPP Excluded Debt.


     "generally accepted accounting principles" means generally accepted accounting principles in effect in Canada as at the date of the Indenture and, to the extent adopted by the Company in its consolidated financial statements as at and for the year ended June 30, 1997, consistent therewith.


     "Government of Canada Yield" means, on any date, the yield per annum to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice in Canada from time to time, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity approximately equal to the remaining term to maturity, calculated as of the redemption date, of the Debentures, such yield per annum to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Company.

     "IPP Excluded Debt" means up to $41 million of liabilities of the Company and its Subsidiaries under the IPP Guarantees, provided that in the event there is any demand made against the Company or any Subsidiary under any of the IPP Guarantees, the IPP Excluded Debt shall thereafter be permanently reduced to $0.

     "IPP Guarantees" means all liabilities of the Company or any Subsidiary from time to time in respect of obligations of Intracorp Properties Partnership or Intracorp Properties Partnership U.S. or any corporation, partnership or other entity in which either of them have any interest, arising pursuant to the Asset Purchase Agreement dated August 3, 1994 between the Company and Intracorp Properties Partnership or the Partnership Interests Purchase Agreement made the 4th day of August, 1994 between Intrawest U.S.A., Inc. and IntraCo Holdings Partnership and executed by Intracorp Properties Partnership U.S., in each case as amended and in effect from time to time.


     "Limited Recourse Notes" means certain limited recourse notes of Copper Mountain, Inc. in the original amount of US $15.8 million that are secured by and provide for recourse only to certain leasehold interests in condominium projects at Copper Mountain in Colorado which are to be sold to tenants and under which amounts equivalent to rent received are payable as interest and the net proceeds from the sale of units and commercial space are payable as principal.


     "Preferred Shares" means shares of a Subsidiary of any class or classes (however designated) that rank prior, as to payment of dividends or as to distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Subsidiary, to shares of any other class of such Subsidiary.


     "Principal Subsidiaries" means Intrawest Resort Corporation (a corporation formed on October 31, 1997 by the amalgamation of Intrawest Resort Corporation, Blackcomb Mountain Properties Ltd., Blackcomb Skiing Enterprises Ltd., Whistler Mountain Holdings Limited, Whistler Mountain Ski Corporation, IW Resorts Ltd. and Mont Ste. Marie (1984) Inc.), Blackcomb Skiing Enterprises Limited Partnership, Whistler Mountain Resort Limited Partnership, Mont Tremblant Resorts and Company, Limited Partnership, Intrawest Resort Ownership Corporation, Intrawest U.S. Holdings Inc., Stratton Ski Corporation, Snowshoe Resort, Inc. and Copper Mountain, Inc. and any other Subsidiary the Consolidated Net Worth of which at any time after the date of the Indenture shall constitute more than 10% of the Consolidated Net Worth of the Company; provided that (i) if any Principal Subsidiary shall transfer any material assets to another Subsidiary, such transferee shall become a Principal Subsidiary and (ii) for the greater certainty, a Subsidiary that is or becomes a Principal Subsidiary at any time on or after the date of the Indenture shall not cease to be a Principal Subsidiary because from time to time it does not constitute more than 10% of the Consolidated Net Worth of the Company.


     "Project" means a residential or resort development project (or, in the case of any such project which is being developed in phases, any particular phase thereof), including for greater certainty houses, townhomes, multiple unit residences, timeshare buildings, strata-titled hotels and mixed-use buildings which are comprised of one or more of the foregoing types of facilities and commercial space, together, in each case, with ancillary amenities and facilities.

     "Qualifying Construction Loan" means a loan (i) with a term to maturity of 18 months or less, (ii) the proceeds of which are used to finance the cost of development or construction of a Qualifying Project and (iii) which is advanced by a financial institution dealing with the Company at arm's length.


     "Qualifying Project" means a Project in respect of which (i) the aggregate estimated development or construction costs do not exceed $7,500,000 in the case of a Project in Canada or US $7,500,000 in the case of a Project outside Canada, provided that the aggregate estimated development or construction costs for all Projects permitted pursuant to this clause (i) at any time shall not exceed $40,000,000, or (ii) substantially all space other than commercial space and common areas is being developed for sale and purchase and sale agreements acceptable to the financial institution providing the applicable Qualifying Construction Loan have been entered into representing aggregate sales revenues equal to at least 50% of the aggregate estimated development or construction costs of such Project.


     "Sale and Leaseback Transaction" of any person means an arrangement with any lender or investor or to which any lender or investor is a party providing for the leasing by such person of any property or asset of such person for a term, including renewal terms at the option of the lessor, of three years or more and which property or asset has been or is being sold or transferred by such person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The term of such arrangement shall be deemed to expire on the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.


     "Subsidiary" means (i) a company more than 50% of the voting power of the outstanding voting shares of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries or (ii) any other person (other than a corporation) in which the Company or one or more other Subsidiaries or the Company and one or more Subsidiaries, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.


                                 CREDIT RATINGS

     The Debenture have been assigned a provisional rating of B+(High) by CBRS and BB(high) by DBRS. CBRS and DBRS rate debt instruments by nine rating categories from a high of A++ to a low of D in the case of CBRS and from a high of AAA to a low of C in the case of DBRS with the "(low)" and "(high)" designations indicating relative strength within the rating category. Prospective purchasers of the Debentures should consult the rating agencies with respect to the interpretation of the foregoing ratings and the implications of those ratings. The credit ratings accorded to the Debentures are not recommendations to buy, sell or hold any securities of the Company and may be subject to revision or withdrawal by CBRS or DBRS at any time.

                              PLAN OF DISTRIBUTION

     Pursuant to an agreement (the "Underwriting Agreement") dated    --   ,
1997 between the Company and RBC Dominion Securities Inc., TD Securities Inc., ScotiaMcLeod Inc. and HSBC James Capel Canada Inc. (collectively, the "Underwriters"), the Company has agreed to issue and sell and the Underwriters have agreed to purchase, subject to the terms and conditions contained therein,
an aggregate of $   --   principal amount of Debentures on    --   , 1997, or
such other date as may be agreed upon by the Company and the Underwriters, but,
in any event, not later than    --   , 1997, at a price of $   --   per $1,000
principal amount of Debentures for total consideration of $   --   payable in
cash against delivery of such Debentures. The Underwriting Agreement provides
that the Company will pay the Underwriters a fee of $   --   in consideration
for the services rendered by the Underwriters under the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any are purchased under the Underwriting Agreement.

     The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by purchasers exceeds, or is less, than the aggregate price paid by the Underwriters to the Company for the Debentures.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable Canadian securities legislation.

     The Debentures have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") and, accordingly, they may not be offered or sold within the United States, except in transactions exempt from registration requirements of the 1933 Act. The Underwriting Agreement enables the Underwriters to reoffer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offers and sales are made in accordance with Rule 144A adopted under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell Debentures outside the United States in accordance with Regulation S adopted under the 1933 Act.

     Until the 40-day period has elapsed after the commencement of the offering of the Debentures offered hereunder, any offer or sale of such Debentures made in the United States by a dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A adopted under the 1933 Act.

     The Company has been advised that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     ScotiaMcLeod Inc., one of the Underwriters, is a subsidiary of a Canadian chartered bank which is a lender of debt to the Company, a portion of which is to be reduced on an interim basis through the initial application of a portion of the net proceeds of this offering. As a result, the Company may be considered to be a "connected issuer" of ScotiaMcLeod Inc. within the meaning of applicable Canadian securities legislation. Intrawest has debt relating to its ski and resort operations and project debt outstanding with the lender which controls ScotiaMcLeod Inc. which at September 30, 1997 amounted to approximately $65.6 million. The debt relating to ski and resort operations is secured by, among other things, fixed charges on assets related to such operations and the real estate project debt is secured by fixed charges on specific properties. The Company is in compliance with the terms of the agreements governing all of such debt. The Company intends to use approximately $50 million of the net proceeds of this offering to reduce such debt on an interim basis under one of the Company's revolving credit facilities. Neither ScotiaMcLeod Inc. nor the Canadian chartered bank which controls such Underwriter was involved in the Company's decision to distribute the Debentures offered hereunder. ScotiaMcLeod Inc., together with the other Underwriters, negotiated the offering price with the Company.

                                  RISK FACTORS

     In addition to the other matters set forth or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Debentures offered by this Prospectus.

CORPORATE STRUCTURE; STRUCTURAL SUBORDINATION

     Substantially all of the Company's business activities and assets are operated or held by its subsidiaries and partnerships in which it has an interest. Accordingly, the Company's principal source of cash to meet debt service and other operating obligations (including payments on the Debentures) are dividends, loans and other payments from its subsidiaries and partnerships in which it has an interest. As a result of the corporate structure and the fact that the holders of the Debentures will have no direct claim against the Company's subsidiaries and partnerships in which it has an interest, whether as a result of a guarantee or otherwise, the Debentures are effectively subordinated in right of payment and junior to all liabilities (including trade payables) of the Company's subsidiaries and consolidated partnerships interests. In addition, the Company has outstanding secured debt which, in the event of the enforcement of the security interests in respect of such debt, would rank in priority to the Debentures to the extent of such security interests.


     As at September 30, 1997, after giving effect to the offering of the Debentures and the application of the estimated net proceeds therefrom, the Company and its Subsidiaries would have had outstanding approximately $663.2 million of Debt (excluding intercorporate Debt), $478.0 million of which is secured Debt or Debt of Subsidiaries which effectively would rank in priority to the Debentures. In addition, as at such date, and after giving such effect, the Company and its Subsidiaries would have had undrawn commitments under existing revolving credit facilities of approximately $103.4 million, all of which would have been for secured Debt or Debt of Subsidiaries which effectively would rank in priority to the Debentures. The Indenture will contain covenants imposing limitations on the incurrence of Debt by the Company and the incurrence of Debt or issuance of Preferred Shares by Subsidiaries.


ABSENCE OF PUBLIC MARKET

     There is no existing public market for the Debentures, nor can there be any assurance that a public market will develop. The Company does not intend to list the Debentures on any securities exchange.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of McCarthy Tetrault, counsel to the Company, and Stikeman, Elliott, counsel to the Underwriters, the following is a summary of the material Canadian federal income tax consequences generally applicable to a purchaser of Debentures pursuant to this Prospectus who for the purposes of the Income Tax Act

(Canada) (the "Tax Act") at all relevant times is a resident of Canada, deals at arm's length with the Company and holds the Debentures as capital property (a "Holder"). This summary is not applicable to (a) Holders who are "financial institutions" (as defined in the Tax Act) for the purpose of the "mark-to-market" rules in the Tax Act and (b) Holders who are exempt from taxation under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to their particular circumstances.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof, and counsels' understanding of the published administrative practices of Revenue Canada. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER, AND NO REPRESENTATIONS ARE MADE WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS OF THE DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

INTEREST ON THE DEBENTURES

     A Holder of a Debenture that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary must include, in computing income for any taxation year, the amount of interest that accrued on the Debenture to the end of that taxation year or that became receivable or was received by it before the end of that taxation year, except to the extent that the interest was included in computing the Holder's income for a preceding taxation year.

     Any other Holder of a Debenture, including an individual, must include, in computing income for each taxation year, the amount of interest received or receivable on the Debenture by the Holder in that taxation year (depending upon the method regularly followed by the Holder in computing income), except to the extent that such interest was included in computing the Holder's income for a preceding taxation year.

DISPOSITION

     On a disposition of a Debenture, including a redemption or purchase for cancellation by the Company, the Holder will generally be required to include in computing income in the year of disposition an amount equal to the interest that accrued on the Debentures from the last interest payment date to the date of disposition, to the extent that such amount was not otherwise included in income for the year or a preceding taxation year. Any premium paid by the Company to a Holder because the Company exercises its right to redeem Debentures before the maturity thereof will be deemed to be interest received at that time by the Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, interest that would otherwise have been paid or payable by the Company on the Debentures for taxation years ending after the redemption.

     In general, a disposition of a Debenture, including a redemption or purchase for cancellation by the Company, will give rise to a capital gain (or a capital loss) to the extent that the Holder's proceeds of disposition (exclusive of amounts included in the Holder's income as interest to the date of the disposition and any reasonable costs of disposition) exceed (or are less than) the Holder's adjusted cost base of the Debenture.

     Generally, three-quarters of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year on the disposition of a Debenture must be included in income in that year, and three-quarters of the amount of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year on the disposition of a Debenture may be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

     A Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for an additional refundable tax of 6 2/3% on investment income, including an amount in respect of interest and capital gains in respect of the Debentures.

                                 LEGAL MATTERS

     Certain legal matters relating to the Debentures offered by this Prospectus will be passed upon at the date of closing on behalf of the Company by McCarthy Tetrault and on behalf of the Underwriters by Stikeman, Elliott.

     The partners and associates of McCarthy Tetrault own in the aggregate less than 1.0% of the outstanding common shares of the Company. The partners and associates of Stikeman, Elliott own in the aggregate less than 1.0% of the outstanding common shares of the Company.

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY


Dated: November 7, 1997


     The foregoing, together with the documents incorporated herein by reference and the information deemed to be incorporated herein by reference, as of the date of the supplemented prospectus providing the information permitted to be omitted from this Prospectus, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of the provinces of Canada and, for purposes of the securities laws of Quebec, will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

           (signed) JOE S. HOUSSIAN                          (signed) DANIEL O. JARVIS
Chairman, President and Chief Executive Officer    Executive Vice President and Chief Financial
                                                                      Officer

                               On behalf of the Board of Directors

         (signed) GORDON H. MACDOUGALL                       (signed) CHARLES E. YOUNG
                   Director                                          Director

                        CERTIFICATE OF THE UNDERWRITERS


Dated: November 7, 1997


     To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of the supplemented prospectus providing the information permitted to be omitted from this Prospectus, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities laws of all of the provinces of Canada and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

         RBC DOMINION SECURITIES INC.                           TD SECURITIES INC.
         By: (signed) DAVID E. SCOTT                          By: (signed) LEE DAVIS

                               SCOTIAMCLEOD INC.

                        By: (signed) DANIEL F. SULLIVAN

                          HSBC JAMES CAPEL CANADA INC.

                         By: (signed) MARK A. WEISDORF

     The following includes the names of every person or company having an interest, directly or indirectly, to the extent of not less than 5% in the capital of:

RBC DOMINION SECURITIES INC.: a majority owned subsidiary of a Canadian chartered bank.

TD SECURITIES INC.: a wholly owned subsidiary of a Canadian chartered bank.

SCOTIAMCLEOD INC.: a wholly owned subsidiary of a Canadian chartered bank.

HSBC JAMES CAPEL CANADA INC.: a wholly owned subsidiary of a Canadian chartered bank.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

Date: November 7, 1997

                                       INTRAWEST CORPORATION

                                       By /s/  ROSS MEACHER
                                       -----------------------------------------
                                           Name: Ross Meacher
                                         Title: Corporate Secretary